Quaesītus Corp.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2019

(Unaudited)

Balance Sheet

Quaesitus Corp.

As of Dec 31, 2019

ACCOUNTS	Dec 31, 2019
Assets	
Cash and Bank	
Checking	$15,257.00
Total Cash and Bank	**$15,257.00**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$15,257.00**
Liabilities	
Current Liabilities	
Shareholder Loan	$25,000.00
Total Current Liabilities	**$25,000.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$25,000.00**
Equity	
Retained Earnings	
Profit between Jan 1, 2019 and Dec 31, 2019	-$9,743.00
Total Retained Earnings	**-$9,743.00**
Total Equity	**-$9,743.00**

Quaesitus

Profit and Loss

Quaesitus Corp.

Date Range: Jan 01, 2019 to Dec 31, 2019

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Operating Expenses	
Capitalized Purchases	$8,820.00
Legal Fees	$449.00
Professional Services Fees	$474.00
Total Operating Expenses	**$9,743.00**
Net Profit	**-$9,743.00**
As a percentage of Total Income	0.00%

Cash Flow

Quaesitus Corp.

Date Range: Jan 01, 2019 to Dec 31, 2019

CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Operating Activities	
Sales	
Purchases	
Capitalized Purchases	-$8,820.00
Legal Fees	-$449.00
Professional Services Fees	-$474.00
Total Purchases	**-$9,743.00**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$9,743.00**
Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Quaesitus

Financing Activities

Loans and Lines of Credit

Owners and Shareholders

Proceeds from Shareholder Loan	$25,000.00
Total Owners and Shareholders	**$25,000.00**
Other	
Net Cash from Financing Activities	**$25,000.00**

OVERVIEW

Starting Balance

Checking	$0.00
Total Starting Balance	**$0.00** As of 2019-01-01
Gross Cash Inflow	$25,000.00
Gross Cash Outflow	$9,743.00
Net Cash Change	**$15,257.00**

Ending Balance

Checking	$15,257.00
Total Ending Balance	**$15,257.00** As of 2019-12-31

Quaesitus

Quaesitus Corp.
CONSOLIDATED STATEMENT OF EQUITY

	COMMON STOCK		PREFERED STOCK		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, July 5,2019 (Inception)	10,000,000	$100.00	-	$0.00	$0.00	$0.00	$100.00
Contributions	-	-	-	-	-	-	-
Other Comprehensive gain/(loss)	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	($9,743.00)	($9,743.00)
Ending Balance, December 31, 2019	**10,000,000**	**$100.00**	-	**$0.00**	**$0.00**	**($9,743.00)**	**($9,643.00)**

Quaesitus

Quaesitus Corp.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Year Ended December 31, 2019

1. **Organization and Purpose**

Quaesitus, Corp. (the "Company"), is a corporation organized under the laws of the state of Texas. The company operates a Human Resources management & development platform. The platform operates as a software as a service(SaaS) system.

2. **Summary of Significant Accounting Policies**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) **Basis of Accounting**

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the Unites States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) **Fiscal Year**

The Company operates on a 52-weeks fiscal year ending on December 31.

c) **Cash Equivalents**

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended on December 31, 2019, the company's cash positions include its operating bank account.

d) **Legal Fees**

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) **Use of Estimates**

The Preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) **Commitments & Contingencies**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of it officers.

g) Related Party Transactions

During the period from inception the Company received a Founders Loan for $25,000 at 0% interest.

h) Stockholders Equity

Class A Common Stock

We have authorized the issuance of 8,000,000 shares of our Class A common stock with $0.0001 par value. At inception, the Company issued 8,000,000 shares of Class A common stock to its founders for $80. These shares have one vote for each Class A share held

Class B Common Stock

We have authorized the issuance of 2,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights.

3. Subsequent Event

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC section 855-10, subsequent Events.

Quaesītus